UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                                GENERAL CABLE PLC
                                (NAME OF ISSUER)

                                 ORDINARY SHARES
                         (TITLE OF CLASS OF SECURITIES)

                                     0365389
                                 (CUSIP Number)

ROBERT LYNCH, ESQ.                                 WITH COPIES TO:
MANAGING DIRECTOR                                  DONALD P. MADDEN, ESQ.
DEUTSCHE BANK                                      WHITE & CASE
NORTH AMERICA HOLDING CORP.                        1155 AVENUE OF THE AMERICAS
31 WEST 52ND STREET                                NEW YORK, NY 10036
NEW YORK, NY 10019                                 212-819-8800
212-474-8600
-------------------------------------------------------------------------------
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                           NOTICES AND COMMUNICATIONS)






                                  APRIL 6, 1998
             -------------------------------------------------------
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( )

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [0365389]
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DEUTSCHE BANK AG
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)( )
                                                                         (B)( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           FEDERAL REPUBLIC OF GERMANY
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                 100,000
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              24,039,961
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              100,000
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              32,547,966
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           32,647,966
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.9%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, BK, CO
-------- -----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------
 CUSIP No. [0365389]
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL ASSET MANAGEMENT LIMITED
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) ( )
                                                                        (B) ( )
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY

-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON                0
WITH                                ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              23,189,461
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              31,697,466
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           31,697,466
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                     ( )
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           8.7%
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
-------- -----------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

          The response to this item set forth in the Schedule 13D relating to General Cable plc ("Cable") filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 2.  IDENTITY AND BACKGROUND

          The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Morgan Grenfell Investment Management Limited ("MGIM"), Morgan Grenfell Investment Services Limited ("MGIS"), Morgan Grenfell Trust Managers Limited ("MGTM") and Morgan Grenfell International Funds Management Limited ("MGIFM," and together with MGIM, MGIS and MGTM, the "MGAM Managers"), are subsidiaries of Morgan Grenfell Asset Management Limited ("MGAM"). Since the filing of the Schedule 13D relating to Cable on December 1, 1997, the MGAM Managers have purchased and sold Ordinary Shares in open market transactions at market prices. Between December 1, 1997 and March 30, 1998, the MGAM Managers have participated in transactions in the Ordinary Shares at prices ranging from a high of 1.70 pounds sterling to a low of 0.78 pounds sterling per Ordinary Share. The MGAM Managers do not hold any American Depositary Shares.

          The purchases and sales were made by the MGAM Managers for investment fund accounts over which they exercise discretion. Accordingly, the source of funds used to effectuate the purchases was client funds held in such accounts.

          Deutsche Gesellschaft fur Fondsverwaltung mbH ("Degef") is a subsidiary of Deutsche Bank AG ("DBAG"). Between December 1, 1997 and March 30, 1998, DBAG and Degef have purchased and sold Ordinary Shares in open market transactions at market prices. During such period, market prices ranged from a high of 1.71 pounds sterling to a low of 0.775 pounds sterling.

          The purchases and sales made by Degef were for mutual funds managed by Degef. The purchases and sales made by DBAG were for DBAG's proprietary accounts. The sources of funds used to effectuate the purchases were, respectively, the mutual fund assets and DBAG's own capital.


ITEM 4.  PURPOSE OF THE TRANSACTION

          The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a) (i) DBAG may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b) (i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers and Degef with whom DBAG and MGAM may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as set forth on the cover pages applicable to DBAG and MGAM.

          MGIM is a subsidiary of MGAM. The principal business of MGIM is as an investment management company. MGIM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          MGIS is a subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGTM is a subsidiary of MGAM. The principal business of MGTM is as an investment management company. MGTM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London EC2M 1NB, England.

          Degef is a subsidiary of DBAG. The principal business of Degef is as a mutual fund investment company. Degef is organized under the laws of Germany, and its principal place of business is Bockenheimer Landstr. 42, 60323 Frankfurt, Germany.

          During the last five years, none of MGIM, MGIS, MGIFM, MGTM and Degef has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c) (i) During the past sixty days, DBAG acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by DBAG, the MGAM Managers and Degef. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (d) All  dividends  received  on  Ordinary  Shares  described  in this
Schedule 13D/A and proceeds from the sale thereof are received for (i) the benefit of clients on whose behalf such Ordinary Shares have been acquired or
(ii) DBAG's proprietary trading account.

          (e)      Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The response to this item set forth in the Schedule 13D relating to Cable filed on December 1, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


Item 7.  Material to be filed as Exhibits:


 Exhibit No.                              Description
 -----------                              -----------
     1                      Consent of Morgan Grenfell Asset Management
                              Limited

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 21, 1998





                                              DEUTSCHE BANK AG



                                             By: /s/ Dr. Dieter Eisele
                                                -------------------------------
                                                Name:   Dr. Dieter Eisele
                                                Title:  Group Head of Compliance



                                             By: /s/ Rondal Eric Powell
                                                -------------------------------
                                                Name:   Rondal Eric Powell
                                                Title:  Vice President

                                                                      SCHEDULE A


I.       DBAG

                  Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.

                                                                                           Present Principal
        Name and Citizenship                  Business Address                         Occupation or Employment
        --------------------                  ----------------                         ------------------------

Carl L. von Boehm-Bezing               Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Rolf-E. Breuer                     Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Michael Dobson                         Deutsche Bank AG                           Member of the Board of Managing
United Kingdom                         Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Michael Endres                     Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Tessen von Heydebreck              Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Jurgen Krumnow                     Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Georg Krupp                            Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ronaldo H. Schmitz                 Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Josef Ackermann                    Deutsche Bank AG                           Member of the Board of Managing
Swiss                                  Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany

Dr. Ulrich Weiss                       Deutsche Bank AG                           Member of the Board of Managing
German                                 Taunusanlage 12                            Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of Germany



II.      MGAM

                  Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.

                                                                                   Present Principal
        Name and Citizenship                    Business Address               Occupation or Employment
        --------------------                    ----------------               ------------------------
James K. Anderson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David W. Baldt                         Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Graham D. Bamping                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Johannes Baratta                       Morgan Grenfell Asset               Member of the Board of Managing
Austrian                               Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Henry C. Benson                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Paul C. Berriman                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Colin M. Brown                         Morgan Grenfell Development         Member of the Board of Managing
British                                Capital Limited                     Directors, Morgan Grenfell Asset
                                       23 Great Winchester Street          Management Limited
                                       London, England
                                       EC2P 2AX

Timothy F. Brown                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Elizabeth B. Bryan                     Morgan Grenfell Asset               Member of the Board of Managing
Australian                             Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael Bullock                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Mark A. Burgess                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Shaun A. Coleman                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon J. Cooke                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB


Anthony J. Creighton                   Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David T. Cumming                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset
                                       London, England                     Management Limited
                                       EC2M 1NB

Richard M. Curling                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles Z. Curtis                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger J. Curtis                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Susanna F. Davies                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael W.R. Dobson                    Deutsche Morgan Grenfell Group Plc  Chairman of the Board of
British                                23 Great Winchester Street          Managing Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2P 2AX                            Management Limited

Patrick W.W. Disney                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ernst L. Drayss                        Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Asset
                                       60325 Frankfurt                     Management GmbH
                                       The Federal Republic of Germany

Neil R. Dunford                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William P. Dwerryhouse                 Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Nick P. Evans                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Greg C. Fisher                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James G. Fox                           Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles James Maximilian Franklin      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Adrian C. Frost                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James C.W. Goulding                    Morgan Grenfell Investment          Member of the Board
British                                Management (Asia) Ltd               of Managing
                                       20 Raffles Place                    Directors, Morgan
                                       #25-08 Ocean Towers                 Grenfell Asset
                                       Singapore 0104                      Management Limited

David J. Haysey                        Morgan Grenfell Capital             Member of the Board of Managing
British                                Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

David J. Heape                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Gerald V. Hough                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Neil P. Jenkins                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Julian R. Johnston                     Morgan Grenfell Asset               Member of the Board of Managing
American/French                        Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ian D. Kelson                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Peter Lees                             Morgan Grenfell Asset               Member of the Board
British                                Management Limited                  of Managing
                                       20 Finsbury Circus                  Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2M 1NB                            Management Limited

Jeremy G. Lodwick                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

The Honourable Charles                 Morgan Grenfell Asset               Member of the Board
Martyn-Hemphill                        Management Limited                  of Managing Directors, Morgan
British                                20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

P. McNaughton                          Morgan Grenfell Asset               Member of the Board
Irish                                  Management (Ireland)                of Managing Directors, Morgan
                                       Limited                             Grenfell Asset Management Limited
                                       Georges Dock House
                                       International Financial Centre
                                       1 Dublin
                                       Ireland

William G. Michie                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herbert K. Michel                      Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Gesellschaft
                                       60323 Frankfurt                     fur
                                       The Federal Republic of Germany     Fondsverwaltung mbH

James E. Minnick                       Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       885 Third Avenue                    Management Limited
                                       32nd Floor
                                       New York, NY  10022-4802 USA

Stuart W. Mitchell                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger P. Morris                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Norman L. Murray                       Morgan Grenfell Asset Management    Member of the Board
British                                Limited                             of Managing Directors, Morgan
                                       20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

Alan Nesbit                            Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon D. Peck                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Christopher M. Phillips                Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset Management
                                       London, England                     Limited
                                       EC2M 1NB

James A.J. Pulsford                    Deutsche Morgan Grenfell            Member of the Board of Managing
British                                Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

Diane Seymour-Williams                 Morgan Grenfell Asset Management    Member of the Board of Managing
British                                Limited                             Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Robert H. Smith                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William G.M. Thomas                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon Treacher                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Patrick N.C. Walker                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony Wilkinson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Egerton J. Wood                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Hitoshi Yamamoto                       Deutsche Morgan Grenfell            Member of the Board of Managing
Japanese                               Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107



                                                                      SCHEDULE B

                  Following are the transactions in Ordinary Shares effected by the Reporting Persons and their subsidiaries in the past 60 days.


Transaction History for General Cable between 01/29/98 and 3/30/98

     OPERATING           TRANSACTION            TRADE              QUANTITY               TRANS                TOTAL
      COMPANY                 TYPE              DATE               (UNITS)           PRICE IN(POUNDS)     AMOUNT IN(POUNDS)
      -------                 ----              ----               -------           ----------------     -----------------

MGIM                Buy                          2/2/98               10000                0.83              8291.25
MGIM                Buy                          2/2/98               15000                0.83             12437.13
MGIM                Buy                          2/2/98               10000                0.83              8291.25
MGIM                Sell Long                   2/11/98              161000                0.99            159086.91
MGIM                Sell Long                   2/12/98              196300                1.06            207096.25
MGTM                Sell Long                   2/12/98               65400                1.06             68996.75
MGIM                Sell Long                   2/12/98              238300                1.06            251406.25
MGIM                Sell Long                   2/12/98              305900                1.02            310826.58
MGIM                Sell Long                   2/12/98              252100                1.02            256160.07
MGIM                Sell Long                   2/12/98              119100                   1            119099.75
MGIM                Sell Long                   2/12/98               98200                   1             98199.75
MGTM                Sell Long                   2/12/98               84000                1.02             85352.65
MGTM                Sell Long                   2/12/98               32700                   1             32699.75
MGIM                Sell Long                   2/13/98               98142                1.07            105011.69
MGIM                Sell Long                   2/13/98              119127                1.07            127465.64
MGTM                Sell Long                   2/13/98               32731                1.07             35021.92
MGIS                Sell Long                   2/18/98                2227                1.05              2334.84
MGIS                Sell Long                   2/18/98                5400                1.05              5661.49
MGIM                Sell Long                   2/18/98              119000                1.05            124949.75
MGIM                Sell Long                   2/18/98               98000                1.05            102899.75
MGTM                Sell Long                   2/19/98               65000                1.05             68249.75
MGIM                Sell Long                   2/19/98              196000                1.05            205799.75
MGIM                Sell Long                   2/19/98              239000                1.05            250949.75
MGTM                Sell Long                   2/20/98               32853                1.06             34823.93
MGIM                Sell Long                   2/20/98              118835                1.06            125964.85
MGIM                Sell Long                   2/20/98               98312                1.06            104210.47
MGIFM               Sell Long                   2/20/98              104000                1.09            113359.75
MGIFM               Sell Long                   2/20/98               82000                1.09             89379.75
MGIFM               Sell Long                   2/20/98               35000                1.09             38149.75
MGIFM               Sell Long                   2/20/98               29000                1.09             31609.75
MGIFM               Sell Long                   2/20/98               29000                1.08             31319.75
MGIFM               Sell Long                   2/20/98              104000                1.08            112319.75
MGIFM               Sell Long                   2/20/98               82000                1.08             88559.75
MGIFM               Sell Long                   2/20/98               35000                1.08             37799.75
MGIM                Sell Long                   2/20/98               98400                1.06            103811.75
MGIM                Sell Long                   2/20/98              118800                1.06            125333.75
MGTM                Sell Long                   2/20/98               32800                1.06             34603.75
MGIFM               Sell Long                   2/20/98               29000                1.07             31029.75
MGIFM               Sell Long                   2/20/98               82000                1.07             87739.75
MGIFM               Sell Long                   2/20/98              104000                1.07            111279.75
MGIFM               Sell Long                   2/20/98               35000                1.07             37449.75
MGIS                Sell Long                   2/23/98               15140                1.14             17259.35
MGIS                Sell Long                   2/23/98               19424                1.14             22143.11
MGIS                Sell Long                   2/23/98               16797                1.14             19148.33
MGIFM               Sell Long                   2/23/98               29560                1.14             33698.15
MGIFM               Sell Long                   2/23/98               84000                1.14             95759.75
MGIFM               Sell Long                   2/23/98               35000                1.14             39899.75
MGIFM               Sell Long                   2/23/98              108000                1.14            123119.75
MGIM                Sell Long                   2/27/98               52000                1.27             65648.19
MGIM                Sell Long                   2/27/98              205800                1.27            260843.14
MGIM                Sell Long                   2/27/98              189700                1.27            240437.04
MGIM                Sell Long                   2/27/98              104500                1.27            132449.32
MGIM                Sell Long                   2/27/98              103000                1.27            130034.28
MGIM                Sell Long                   2/27/98               95000                1.27            119934.53
MGIS                Buy                         2/27/98               32917                1.27             41890.31
MGIM                Sell Long                    3/2/98               63500                1.27             80644.75
MGIM                Sell Long                    3/2/98              125200                1.27            159003.87
MGIM                Sell Long                    3/2/98              115300                1.27            146430.88
MGIM                Sell Long                    3/6/98               19000                1.32             24937.28
MGIS                Sell Long                    3/6/98               17309                1.32             22738.33
MGIM                Sell Long                    3/9/98              125000                1.33            165917.25
MGIM                Sell Long                   3/10/98              130000                1.33            172553.95
MGIS                Sell Long                   3/17/98               18978                1.39             26379.17
MGIM                Sell Long                   3/20/98               44000                 1.5             65867.87
MGIM                Sell Long                   3/20/98                3000                 1.5              4490.99
MGIM                Sell Long                   3/20/98               37000                 1.5             55388.89
MGIM                Sell Long                   3/20/98               40000                 1.5             59879.75
MGIM                Sell Long                   3/20/98               96000                 1.5            143711.75
MGIM                Sell Long                   3/23/98               25250                1.55             39137.25
MGIM                Sell Long                   3/23/98               44000                1.55             68199.75
MGIM                Sell Long                   3/23/98               37750                1.55             58512.36
MGIM                Sell Long                   3/23/98                2500                1.55              3874.99
MGIM                Sell Long                   3/23/98               27125                1.55             42043.65
MGIM                Sell Long                   3/30/98               55996                 1.7             95192.95
MGIM                Sell Long                   3/30/98               36462                 1.7             61985.31
MGIM                Sell Long                   3/30/98               66392                 1.7            112866.24
MGIM                Sell Long                   3/30/98              121237                 1.7            206102.65
MGIM                Sell Long                   3/30/98              193706                 1.7            329299.95
MGIM                Sell Long                   3/30/98              212697                 1.7            361584.65
MGIM                Sell Long                   3/30/98               54997                 1.7             93494.65
MGIFM               Sell Long                   3/30/98              218322                 1.7            371147.15
MGIM                Sell Long                   3/30/98              178574                 1.7            303575.55
MGIM                Sell Long                   3/30/98               22424                 1.7             38120.55
MGIM                Sell Long                   3/30/98               32139                 1.7             54636.05
MGIM                Sell Long                   3/30/98              136734                 1.7            232447.55
MGIM                Sell Long                   3/30/98               44855                 1.7             76253.25
MGIM                Sell Long                   3/30/98              197504                 1.7            335756.55
MGIM                Sell Long                   3/30/98               36462                 1.7             61985.36
MGIM                Sell Long                   3/30/98               13673                 1.7             23244.08
MGIM                Sell Long                   3/30/98               82344                 1.7            139984.71
MGIM                Sell Long                   3/30/98               39501                 1.7             67151.66
MGIM                Sell Long                   3/30/98               51336                 1.7             87271.14
MGIM                Sell Long                   3/30/98               37070                 1.7             63018.75
MGIM                Sell Long                   3/30/98               61075                 1.7            103827.25
MGIM                Sell Long                   3/30/98              106500                 1.7            181049.75
DBAG                Buy                         2/13/98              100000                1.08               108000
DBAG                Buy                          3/3/98              100000                1.41               141000
DBAG                Buy                         3/30/98              100000                1.69               169000
Degef               Buy                         2/13/98              156027                1.06            165388.62



                                              EXHIBIT INDEX
                                              -------------

Exhibit No.                                     Description
-----------                                     -----------

    1                               Consent of Morgan Grenfell Asset Management
                                    Limited

                                                                       EXHIBIT 1


                   Consent of Morgan Grenfell Asset Management
                   -------------------------------------------


                  The undersigned agrees that the Schedule 13D1A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  April 21, 1998


                                            MORGAN GRENFELL ASSET MANAGEMENT
                                               LIMITED

                                            By: /s/ Andrew Hume
                                                --------------------------------
                                                Name:  Andrew Hume
                                                Title: Senior Associate Director